                                                                      Exhibit 12
Computation of Ratios of
Earnings to Fixed Charges    American International Group, Inc. and Subsidiaries

(in millions, except ratios)
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Years Ended December 31,                                      1999      1998      1997      1996      1995
==========================================================================================================
Income before income taxes, minority interest and
   cumulative effect of accounting change                   $7,512    $6,277    $5,310    $4,468    $3,783
Less-Equity income of less than 50% owned persons               22        98       120       121        91
Add-Dividends from less than 50% owned persons                  13        24        30        13         6
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                                                             7,503     6,203     5,220     4,360     3,698
Add-Fixed charges                                            2,357     2,172     1,954     1,697     1,550
Less-Capitalized interest                                       60        86        60        61        51
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Income before income taxes, minority interest cumulative
   effect of accounting change and fixed charges            $9,800    $8,289    $7,114    $5,996    $5,197
==========================================================================================================
Fixed charges:
   Interest costs                                           $2,251    $2,076    $1,870    $1,621    $1,478
   Rental expense *                                            106        96        84        76        72
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Total fixed charges                                         $2,357    $2,172    $1,954    $1,697    $1,550
==========================================================================================================
Ratio of earnings to fixed charges                            4.16      3.82      3.64      3.53      3.35
==========================================================================================================

*     The proportion deemed representative of the interest factor.

The ratios shown are significantly affected as a result of the inclusion of the fixed charges and operating results of AIG Financial Products Corp. and its subsidiaries (AIGFP). AIGFP structures borrowings through guaranteed investment agreements and engages in other complex financial transactions, including interest rate and currency swaps. In the course of its business, AIGFP enters into borrowings that are primarily used to purchase assets that yield rates greater than the rates on the borrowings with the intent of earning a profit on the spread and to finance the acquisition of securities utilized to hedge certain transactions. The pro forma ratios of earnings to fixed charges, excluding the effects of the operating results of AIGFP, are 6.96, 5.93, 5.48,
5.29 and 4.85 for 1999, 1998, 1997, 1996 and 1995, respectively. As AIGFP will continue to be a subsidiary, AIG expects that these ratios will continue to be lower than they would be if the fixed charges and operating results of AIGFP were not included therein.


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